June 6, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Variable Fund LLC
File Nos: 333-68105 and 811-09121

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 49 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 51 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to describe the following changes effective September 25, 2017:

1) To change all existing Class B shares to Class I shares for all funds.
2) To add Class I shares to all funds without existing Class B shares.
3) To change the name of the JNL/Mellon Capital Nasdaq® 100 Fund to the JNL/Mellon Capital Nasdaq® 100 Index Fund.
4) To change the name of the JNL/Mellon Capital Communications Sector Fund to the JNL/Mellon Capital Telecommunications Sector Fund.
5) To change the name of the JNL/Mellon Capital Consumer Brands Sector Fund to the JNL/Mellon Capital Consumer Discretionary Sector Fund.
6) To change the name of the JNL/Mellon Capital Oil & Gas Sector Fund to the JNL/Mellon Capital Energy Sector Fund.
7) To change the name of the JNL/Mellon Capital Technology Sector Fund to the JNL/Mellon Capital Information Technology Sector Fund.
8) To change the investment strategy for the JNL/Mellon Capital Global 30 Fund and to change the name of the fund to the JNL/Mellon Capital MSCI World Index Fund.
9) To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Variable Fund LLC
encs.